May 7, 2019

Peter Koch
Chief Executive Officer
Unicorn Real Estate Holding Inc.
87 N. Raymond Ave, Suite 200
Pasadena, CA 91103

       Re: Unicorn Real Estate Holding Inc.
           Amendments Nos. 1 and 2 to Offering Statement on Form 1-A Filed April 18, 2019 and April 19, 2019
           File No. 024-10935

Dear Mr. Koch :

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2019 letter.

Form 1-A for Unicorn Real Estate Holdings, Inc.

Cover Page

1. We note your revised disclosure on page 15 that you may invest in non-controlling interests in other entities. Please revise your disclosure to include a risk factor regarding the possibility that you may be considered an Investment Company under the Investment
      Company Act of 1940 and explain the exemption on which you intend to rely. Additionally, please be advised that you are responsible for analyzing how your
      investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
 Peter Koch
FirstName LastNamePeter Koch
Unicorn Real Estate Holding Inc.
Comapany NameUnicorn Real Estate Holding Inc.
May 7, 2019
May 7, 2019 Page 2
Page 2
FirstName LastName
Dilution, page 12

2. We note your response to comment 3. Again, please double-check the calculations in your dilution table. For example, in your 25% of offered shares column, when a new investor invests $1.00 per share and the net tangible book value after giving effect to the offering is $0.557 per share, it appears that the per share dilution to a new investor would be $0.443 per share (not $0.56 per share). Please revise your table accordingly.
Business of Registrant, page 15

3. You state on page 15 that your "revenue model includes consulting fees, placement fees, performance incentives, cash flow from real estate holdings, and liquidation of equity positions." Please provide more detailed disclosure explaining how your intended operations will generate this revenue.
4. We note your responses to comments 4, 5 and 6. We further note the disclosure on page
         15 indicating that the company "provides consulting services to these transactions" and that the company "has currently identified four properties that will be marketed to
         European commercial real estate investors." Please revise to more specifically describe your intended business operations, including disclosing your specific plan of operation, including detailed milestones, anticipated time frame for beginning and completing each milestone, and the categories of expenditures. In addition, please clarify if you intend to solely provide consulting services or whether you intend to own property. Please also revise to clarify "development costs associated with current projects" and "development costs for future projects" as development does not appear to be part of your intended business as described on page 15, and you do not appear to have current projects.
Part III. Exhibits, page 23

5. We note that you have revised the amount of shares that you are issuing. Please have counsel provide an updated legal opinion.
6. We note your response to comment 8. Please revise your disclosure in your offering circular to describe the exclusive forum provision. Additionally, it appears you do not intend for this provision to apply to claims under the federal securities laws. Please revise your subscription agreement and the disclosure in the offering circular to state that this provision does not apply to claims under the federal securities laws. Independent Auditors' Report, page F-1

7. We note your response to comment 10. We also note disclosures on page 16 where you indicate that you intend to become subject to the information and periodic reporting requirements of the Exchange Act after the completion of your Tier II, Regulation A, offering. Please clarify whether you intend to use a Form 8-A short form registration statement concurrently with the qualification of your Tier II, Regulation A, offering.
 Peter Koch
Unicorn Real Estate Holding Inc.
May 7, 2019
Page 3

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                        Sincerely,

FirstName LastNamePeter Koch                            Division of Corporation
Finance
                                                        Office of Real Estate
and
Comapany NameUnicorn Real Estate Holding Inc.
                                                        Commodities
May 7, 2019 Page 3
cc:       AJ Robbins
FirstName LastName